Distoken Acquisition Corporation

Unit 1006, Block C, Jinshangjun Park

No. 2 Xiaoba Road, Panlong District

Kunming, Yunnan, People’s Republic of China

February 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	Distoken Acquisition Corporation

Amendment No. 8 to Registration Statement on Form S-1

Filed February 3, 2023

File No. 333-248822

Dear Mr. Kruczek:

Distoken Acquisition Corporation (the “Company,” “Distoken,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 8, 2023 (the “Letter”) regarding the above-referenced Amendment No. 8 to Registration Statement on Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 8 to Registration Statement on Form S-1 filed February 3, 2023

General

1.	We note your revisions regarding a nine-month deadline to complete an initial business combination, which could be extended to 18 months. Please reconcile with the time periods in Section 48.7 of Exhibit 3.3.

In response to the Staff’s comment, we have filed a revised version of Exhibit 3.3 as part of Amendment No. 9 to the Registration Statement on Form S-1.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Distoken’s legal counsel, Richard I. Anslow, Esq. or Joshua N. Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

DISTOKEN ACQUISITION CORPORATION

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Graubard Miller